UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

WOWJOINT HOLDINGS LIMITED
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHENGMENWAI St, XICHENG Dist. Beijing	100088
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICE

This report of foreign private issuer, including the exhibits contained herein, includes “forward-looking statements” that involve substantial risks and uncertainties. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances offering after the date of this report.

Other Events

On August 9, 2010, Wowjoint Holdings Limited (“Wowjoint”) issued a press release announcing that it has entered into two agreements with China Railway Construction Company, (“CRCC”) providing for monthly payments aggregating approximately $4.5 million USD over the terms of the contracts with respect to services to be provided by Wowjoint in operating CRCC-owned lifting and/or carrying machinery to be used in a high-speed railway construction project with respect to the first contract and the lease to CCRC, and operation by Wowjoint, of a special-purpose lifting and/or carrying machine for use in a separate CRCC high-speed railway construction project with respect to the second contract.

A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No	Description
99.1	Press Release dated August 9, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Anthony Hung
Name: Anthony Hung
Date: August 10, 2010		Title: Chief Financial Officer